September 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:	NovaCardia, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-141655)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NovaCardia, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-141655), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 29, 2007.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates. The Registrant has entered into an Agreement and Plan of Merger with Merck & Co., Inc., a New Jersey corporation (“Merck”), and Star Transaction Corporation, a Delaware corporation and a wholly-owned subsidiary of Merck (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Registrant (the “Merger”).  Upon consummation of the Merger, the Registrant will become a wholly-owned subsidiary of Merck.  The Registrant expects the Merger to be consummated on or about September 6, 2007.  The Registrant confirms that the Registration Statement has not yet been declared effective by the Commission and further confirms that no securities have been sold pursuant to the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at NovaCardia, Inc., 12750 High Bluff Drive, Suite 300, San Diego, California 92130, facsimile number (858) 509-0456, with a copy to the Company’s counsel, Cooley Godward Kronish LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, facsimile number (858) 550-6420.

If you have any questions with respect to this matter, please contact Barbara L. Borden, Esq. or J. Patrick Loofbourrow of Cooley Godward Kronish LLP at (858) 550-6064 or (858) 550-6089, respectively.

Very truly yours,

NOVACARDIA, INC.

/s/ John E. Crawford

John E. Crawford
Chief Financial Officer